

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 20, 2012

Via Email
Mr. Shoichi Aoki
Director, Managing Executive Officer and
General Manager of Corporate Financial and Business Systems
Administration Group
Kyocera Corporation
6 Takeda Tobadono-cho Fushimi-ku
Kyoto-shi, KYT 612-8501
Japan

> **Re:** **Kyocera Corporation**
> **Form 20-F for the Fiscal Year Ended March 31, 2012**
> **Filed June 29, 2012**
> **File No. 001-07952**

Dear Mr. Aoki:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended March 31, 2012

Item 5. Operating and Financial Review and Prospects, page 31

B. Liquidity and Capital Resources, page 56

1.   We note your disclosures on page F-57 that you have undistributed earnings related to your foreign subsidiaries that you intend to indefinitely reinvest. To the extent such

amounts could be considered material to an understanding of your liquidity and capital resources in future periods, such as repayments of your outstanding debt, please revise your future filings to disclose the amounts of the cash and investment amounts held by your foreign subsidiaries that would not be available for use in Japan. Please further provide a discussion of any known trends, demands or uncertainties as a result of this policy that are reasonably likely to have a material effect on the business as a whole or that may be relevant to your financial flexibility. Refer to Item 5(B)(1)(a)-(b) of Form 20-F and SEC Interpretive Release No. 34-48960 (December 19, 2003).

Item 18.   Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-8

Note 14. Commitments and Contingencies, page F-50

2.   We note that the EPA issued AVX a Unilateral Administrative Order on April 18, 2012 and that you determined that it was probable and reasonably estimable that AVX will incur costs within a range of approximately ¥7,900 million (approximately $100 million) to ¥59,860 million ($730 million), with no amount within that range representing a more likely outcome. We also note that you accrued a liability for this contingency based on the low end of the aforementioned range as of March 31, 2012. Additionally, we note from your Form 6-K filed on August 1, 2012 that you accrued ¥21,300 million ($266 million) of additional costs for the three months ended June 30, 2012 related to this matter. Please explain to us in more detail how you determined the amount to accrue for this matter as of March 31, 2012. Refer to the guidance in 450-20 of the FASB Accounting Standards Codification.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Shoichi Aoki
Kyocera Corporation
August 20, 2012
Page 3

    You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or Jay Webb, Reviewing Accountant, at (202) 551-3603 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3643.

                       Sincerely,

                       /s/ Jay Webb "for"

                       Kevin L. Vaughn
                       Accounting Branch Chief